

SECI 07001033 SION



SEC MAIL
RECEIVED
PROCESSING
FEB 2007
WASH. D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerard Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16420 Appleton Avenue
(No. and Street)

Menomonee Falls (City) WI (State) 53051-2851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonfield & Company, S.C.
(Name – *if individual, state last, first, middle name*)

740 N. Plankinton Ave., Ste. 200 (Address) Milwaukee (City) WI (State) 53203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kevin P. Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRES

Title



Notary Public

MYRONICA S. SURVILLION
NOTARY PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

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SEC MAIL
RECEIVED
PROCESSING
FEB 12 2007
WASH. D.C.
186
SECTION

Bonfield & Company,
S.C.
CERTIFIED PUBLIC ACCOUNTANTS

740 N. Plankinton
Milwaukee, Wisconsin 53203

Report of Independent Auditors

Board of Directors
Gerard Asset Management, Ltd.
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd. as of December 31, 2006 and 2005, and the results of its operations, changes in retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonfield + Company, S.C.
Certified Public Accountants

January 15, 2007
Milwaukee, Wisconsin

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 49,638	$ 37,493
Commissions receivable	2,171	7,894
Other current assets	3,670	2,825
TOTAL CURRENT ASSETS	55,479	48,212
EQUIPMENT - at cost:		
Office equipment	24,671	24,671
Vehicle	46,879	38,977
	71,550	63,648
Less accumulated depreciation	32,382	41,907
	39,168	21,741
	$ 94,647	$ 69,953
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,742	$ 589
Accrued payroll and payroll taxes	5,135	2,623
Retirement plan contribution payable - Note B	19,930	16,958
Payments due within one year on long-term debt - Note C	5,623	
TOTAL CURRENT LIABILITIES	35,430	20,170
LONG-TERM DEBT - Note C	21,841	
STOCKHOLDERS' EQUITY:		
Common stock	5	5
Additional paid in capital	11,360	11,360
Retained earnings	26,011	38,418
	37,376	49,783
	$ 94,647	$ 69,953

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME

Years ended December 31, 2006 and 2005

	2006	2005
REVENUES - Commissions and fees	$ 353,402	$ 315,414
COSTS AND EXPENSES:		
Salaries and wages	166,037	100,693
Payroll taxes	10,600	8,206
Commissions	21,297	25,515
Rent - Note D	24,000	12,000
Repairs and maintenance	1,425	1,080
Telephone	3,699	6,384
Insurance	2,366	1,341
Office supplies and expenses	9,097	9,156
Professional fees	34,483	33,206
Dues and licenses	14,095	12,616
Advertising and marketing	31,511	68,804
Other	8,469	10,956
Interest expense	1,462	
Depreciation	14,484	14,639
Retirement plan contributions - Note B	4,930	2,958
	347,955	307,554
NET INCOME	$ 5,447	$ 7,860

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2006 and 2005

	Total	Common stock	Additional paid-in capital	Retained earnings
Balances at December 31, 2004	$ 62,750	$ 5	$ 11,360	$ 51,385
Net income	7,860			7,860
Distributions to stockholder	(20,827)			(20,827)
Balances at December 31, 2005	49,783	5	11,360	38,418
Net income	5,447			5,447
Distributions to stockholder	(17,854)			(17,854)
Balances at December 31, 2006	$ 37,376	$ 5	$ 11,360	$ 26,011

	Common stock
Par value	$0.01
Authorized shares	1,000
Issued and outstanding shares at December 31:	
2005	500
2006	500

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,447	$ 7,860
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	14,484	14,639
Change in commissions receivable	5,723	(6,384)
Change in other current assets	(845)	(1,505)
Change in clearing deposit		21,500
Change in payables and accrued expenses	9,637	3,937
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,446	40,047
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment - Note E	(1,000)	(836)
NET CASH USED BY INVESTING ACTIVITIES	(1,000)	(836)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(3,447)	
Distributions to stockholder	(17,854)	(20,827)
NET CASH USED BY FINANCING ACTIVITIES	(21,301)	(20,827)
NET INCREASE IN CASH	12,145	18,384
CASH:		
Beginning of year	37,493	19,109
End of year	$ 49,638	$ 37,493
SUPPLEMENTAL INFORMATION:		
Cash paid for interest expense	$ 1,462	$ 0

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

Note A - Description of business and summary of significant accounting policies:

Description of business:

The Company is a member of the National Association of Securities Dealers and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards its transactions to a clearing broker-dealer on a fully-disclosed basis. All commission revenues are earned from this clearing broker-dealer and from various mutual funds. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The company has a bank account, which is excluded from the computation of net capital, which is used to forward withheld taxes on distributions to customers. The Company also provides retirement plan services to customers for a fee.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

The Company treats all highly liquid investments as cash. The clearing deposit is not treated as cash because its use is restricted. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Commissions receivable:

All of the Company's commissions receivable are due from its clearing broker-dealer and various mutual funds. Commissions receivable are typically collected in full each month and an allowance for doubtful accounts is not provided.

Depreciation:

The cost of equipment is capitalized and depreciated over its estimated useful life using accelerated methods.

Advertising:

All advertising costs are expensed as incurred. Costs and expenses include advertising and marketing expenses of $31,511 in 2006 and $68,804 in 2005.

Income taxes:

The Company has elected to be taxed under the S corporation provisions of the Internal Revenue Code and does not pay income taxes on its taxable income. Instead the shareholder is liable for income taxes on the Company's taxable income.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note B - Retirement plans:

The Company maintains money-purchase and profit-sharing retirement plans for its employees and invests the contributions with various mutual fund companies. Contributions are made at the discretion of the Board of Directors, and were $4,930 for 2006 and $2,958 for 2005. These amounts include accrued contributions of $4,930 at December 31, 2006 and $2,958 at December 31, 2005.

Note C - Long-term debt:

The Company has a 6.99% note payable due in monthly installments of $614 through April, 2011. The principal balance due on the note at December 31, 2006 was $27,464, payable $5,623 in 2007, $6,028 in 2008, $6,464 in 2009, $6,930 in 2010 and $2,419 in 2011.

The note is supported by a lien on the vehicle.

Note D - Rent, related party transactions:

The Company leases office facilities under a month to month agreement with its sole stockholder. Payments under the agreement were $24,000 in 2006 and $12,000 in 2005.

Note E - Statement of cash flows:

In 2006 the Company acquired a new vehicle in exchange for a $1,000 cash payment, a note payable of $30,911 and a vehicle with a net book value of $14,967.

Note F - Net capital requirements:

The Company is required by provisions of the Securities Exchange Act of 1934 to maintain net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than 1500%. These requirements could restrict the payment of dividends.

The Company met these requirements at December 31, as follows:

	2006	2005
Net capital	$24,414	$25,705
Aggregate indebtedness ratio	104.9%	69.8%

ADDITIONAL INFORMATION

GERARD ASSET MANAGEMENT, LTD.

COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL AND AGGREGATE INDEBTEDNESS RATIO

	December 31 2006	December 31 2005
Total stockholders' equity	$ 37,376	$ 49,783
Additions (subtractions):		
Accrued retirement plan contribution for sole stockholder	4,185	2,224
Minimum cash balance at bank	(1,773)	(1,736)
Other current assets	(3,670)	(2,825)
Equipment - net	(39,168)	(21,741)
Note payable for purchase of vehicle	27,464	
NET CAPITAL	24,414	25,705
Required net capital	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 19,414	$ 20,705
Total liabilities	$ 57,271	$ 20,170
Less note payable for purchase of vehicle	(27,464)	
Less accrued retirement plan contribution for sole stockholder	(4,185)	(2,224)
AGGREGATE INDEBTEDNESS	$ 25,622	$ 17,946
Ratio of aggregate indebtedness to net capital	104.9%	69.8%

GERARD ASSET MANAGEMENT, LTD.

EXEMPTIVE PROVISION FROM RULE 15c3-3

Exemption from Rule 15c3-3 is claimed at December 31, 2006 and 2005 based on item 25.c.(k) of form X-17A-5 – all customer transactions cleared through another broker-dealer on a fully disclosed basis.

GERARD ASSET MANAGEMENT, LTD.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

	December 31 2006		December 31 2005	
Unaudited net capital per form X-17A-5	$	24,414	$	25,705
AUDITED COMPUTATION OF NET CAPITAL	$	24,414	$	25,705

GERARD ASSET MANAGEMENT, LTD.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2006

Board of Directors
Gerard Asset Management, Ltd.

In planning and performing our audit of the financial statements and additional information of Gerard Asset Management, Ltd. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 15, 2007

Bonfield & Company, S.C.
Certified Public Accountants

END